UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of:	June 2014
Commission File Number	333-183376

Xtra-Gold Resources Corp.
(Translation of registrant’s name into English)

357 Bay Street, Suite 902, Toronto, Ontario, M5H 2T7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [_]

EXPLANATORY NOTE

In connection with the annual and special meeting of shareholders (the “ASM”) of Xtra-Gold Resources Corp. (the “Company”) held on June 19, 2014, on June 20, 2014 the Company filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:

  Report of Voting Results (National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3); and

Subsequent to the ASM, the board of directors of the Company:

  appointed Paul Zyla as Corporate Secretary for the ensuing year; and
  granted stock options to Dr. Guy Joseph Della Valle, director of the Company.

SUBMITTED HEREWITH

Exhibit	Description of Exhibit
99.1	Report of Voting Results; and
99.2	Stock option agreement with Dr. Guy Joseph Della Valle.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2014	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ Paul Zyla
Paul Zyla,
Chief Executive Officer